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FOIA CONFIDENTIAL TREATMENT REQUEST Confidential Treatment Requested by Expensify, Inc. 401 SW 5th Ave Portland, Oregon 97204	London	Singapore
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Milan

VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:        Lisa Etheredge
Robert Littlepage
Alexandra Barone
Jeffrey Kauten
Re:      Expensify, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted September 24, 2021
CIK No. 0001476840
Ladies and Gentlemen:
On behalf of our client, Expensify, Inc. (the “Company”), we are providing this letter in response to comment 4 (the “Comment”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated October 14, 2021, regarding the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), as noted in our response letter to the Staff’s comments dated October 15, 2021.

October 25, 2021 Page 2
Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement.
The Company respectfully requests confidential treatment for certain portions of this letter pursuant to 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed herein. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter. The Company respectfully requests that the Commission provide timely notice to the undersigned before it permits any disclosure of the bracketed and highlighted information contained in this letter.
Estimated Preliminary Price Range
The Company advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters for the Company’s proposed initial public offering (“IPO”), the Company currently anticipates an estimated price range of $[***] to $[***] per share (the “Preliminary Price Range”) for the Company’s shares of Class A common stock to be sold in the IPO, with a midpoint of the anticipated range of approximately $[***] per share. The Preliminary Price Range does not reflect any anticipated stock splits.
We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the IPO, the Company will file a pre-effective amendment to the Registration Statement that will include all information, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended. Such pre-effective amendment to the Registration Statement will include a bona fide estimated public offering price range. However, the Company further advises the Staff that, given the volatility in the public trading markets and uncertainty of the timing of the IPO, the final price range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Company and the lead underwriters and will be subject to then-current market conditions and developments impacting the Company.
Summary of Recent Equity Award Grants and Common Stock Valuations
In response to the Comment, set forth below is an analysis of all equity awards that have been granted since June 30, 2020 (the “Review Period”). This analysis augments the discussion of equity-based compensation set forth on pages 105, 106, 107, F-16 and F-17 of the Registration Statement.
The Company periodically grants stock options and restricted stock unit (“RSU”) awards to certain of its employees and other service providers. Stock-based compensation expense related to stock-based awards is recognized based on the fair value of the awards granted. As there has been no public market for the common stock of the Company to date, the estimated fair value of the Company’s common stock underlying such awards has been determined by the Board as of each grant date, with input from management, consideration of periodic independent
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Expensify, Inc.

October 25, 2021 Page 3
third-party valuations of the common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant at that time, including as applicable:
•independent third-party valuations of the Company’s common stock;
•the expected Preliminary Price Range upon IPO determined by bankers;
•the rights, preferences and privileges of the Company’s convertible preferred stock relative to those of the Company’s common stock;
•the Company’s financial condition, results of operations and capital resources;
•the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions;
•the lack of marketability of the Company’s common stock;
•the Company’s estimates of future financial performance;
•valuations of comparable companies;
•the hiring or loss of key personnel;
•the status of the Company’s development, product introduction and sales efforts;
•industry information, such as market growth and volume and macro-economic events; and
•additional objective and subjective factors relating to the Company’s business.
The independent third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Guide”). The Practice Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In valuing the Company’s common stock, the independent third-party valuations determined the enterprise value of the Company using the market approach and the income approach, with input from management.
The income approach estimates enterprise value based on the estimated present value of future cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the risks associated with an investment in a similar company in a similar industry or having a similar history of revenue growth. The market approach measures the value of a business through an analysis of recent sales or offerings of comparable investments or assets, and in the Company’s case, focused on comparing the Company to a group of its peer companies. In applying this method, valuation multiples are derived from historical operating data of the peer company group. The Company
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Expensify, Inc.

October 25, 2021 Page 4
then applies multiples to its operating data to arrive at a range of indicated values of the Company.
For each third-party valuation, the Company prepared a financial forecast to be used in the computation of the value of invested capital for both the income approach and market approach. The financial forecast considered the Company’s past results and expected future financial performance. The risk associated with achieving this forecast was assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact the Company’s business.
As an additional indicator of fair value, the Company provided weighting to arm’s-length transactions occurring in September 2020 and December 2020 involving purchase of the Company’s securities near the respective valuation dates.
Once an enterprise value was determined, the enterprise value was then allocated across the Company’s classes of capital stock in order to derive a per share value of the Company’s common stock using the following method:
•Option Pricing Method (the “OPM”). The OPM uses option theory to value the various classes of a company’s securities in light of their respective claims to the company’s total stockholders’ equity. In particular, total enterprise value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the liquidation preferences, participation rights, and conversion rights of each class of equity.
Lastly, a discount for lack of marketability (“DLOM”) was applied in each case in order to reflect the lack of a recognized market for the Company’s common stock and the fact that a non-controlling equity interest may not be readily transferable. The DLOM was estimated based on, among other factors, put option models and a pre-IPO study conducted by the Company’s independent valuation specialist.
The following table summarizes stock-based compensation awards granted during the Review Period:

Grant Date	Type of Award	Number of Shares Underlying Equity Awards Granted	Estimated Fair Value Per Share for Financial Reporting Purposes (a)

March 16, 2021	Options	61,680	$86.04
June 15, 2021	Options	11,278	$125.70
September 24, 2021(b)	RSUs	149,013 Class A; 149,013 LT50	$204.33
October 13, 2021	Options	22,340	$217.57
(a)For RSUs, the estimated value per share represents the grant date fair value. For options, the estimated value per share was used as the share price input in the Black-Scholes model to estimate the grant date fair value.
(b)Approved by the Board on September 24, 2021, however the awards are contingent on the effectiveness of the registration statement on Form S-1 and are not issuable until immediately before the registration statement on Form S-1 is declared effective. This does not include 569,912 RSUs, comprised of 284,956 shares of Class A common stock and
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Expensify, Inc.

October 25, 2021 Page 5
284,956 shares of LT 50 common stock, as these RSUs have not yet been granted for certain employees as there is not a mutual understanding of the key terms and conditions of the awards at this time. See “September 2021 Grants” for further detail.
The following timeline summarizes key valuation dates for the Company during the Review Period:
1.December 2020 Valuation - The Company received a valuation report from an independent third-party valuation specialist of the Company’s common stock as of December 30, 2020 (the “December 2020 Valuation”) as well as considered other objective and subjective factors it deemed relevant as of the valuation date. In determining the enterprise value, the December 2020 Valuation applied the guideline public companies method and then relied on the OPM to allocate the Company’s equity value. One potential future event was considered: an IPO scenario. The probability of the IPO scenario was weighted at 45%. The probability and timing of this scenario was determined based primarily on input from the Board and management. In weighting the IPO scenario at 45%, the Company considered, among other things, the initiation of preparations for a potential IPO, including the Company’s planned IPO organizational meeting and anticipated S-1 filings and/or confidential submissions, as well as the feasibility of completing an IPO and general conditions in the capital markets. Weighting for the estimated probability of the IPO, the December 2020 Valuation concluded that the fair value of the Company’s common stock as of December 30, 2021 was $72.07 per share.
2.April 2021 Valuation - The determination of fair value was based, in part, on a valuation report from an independent third-party valuation specialist of the Company’s common stock as of April 30, 2021 (the “April 2021 Valuation”) as well as other objective and subjective factors it deemed relevant as of the grant date. In determining the enterprise value, the April 2021 Valuation applied the guideline public companies method and then relied on the OPM to allocate the Company’s equity value. One potential future event was considered: an IPO scenario. The probability of the IPO scenario was weighted at 60.0%. The probability and timing of this scenario was determined based primarily on input from the Board and management. In weighting the IPO scenario at 60%, the Company considered, among other things, the initiation of preparations for a potential IPO, including the Company’s planned IPO organizational meeting and anticipated S-1 filings and/or confidential submissions, as well as the feasibility of completing an IPO and general conditions in the capital markets. As the April 2021 valuation was performed after the submission of the first confidential filing of Form S-1 on April 28, 2021, the Company considered it reasonable for the probability of the IPO scenario to increase from the December 2020 Valuation due to the Company’s progression in the IPO process. Weighting for the estimated probability of the IPO, the April 2021 Valuation concluded that the fair value of the Company’s common stock as of April 30, 2021 was $107.80 per share.
3.October 2021 Valuation - The determination of fair value was based, in part, on a valuation report from an independent third-party valuation specialist of the Company’s
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Expensify, Inc.

October 25, 2021 Page 6
common stock as of October 11, 2021 as well as other objective and subjective factors it deemed relevant as of the grant date (the “October 2021 Valuation”). In determining the enterprise value, the October 2021 Valuation applied the guideline public companies method and then relied on the OPM to allocate the Company’s equity value. One potential future event was considered: an IPO scenario. Management considered the probability of the IPO scenario to be weighted at 80.0% as the Company had made significant progression in the IPO as of the date of the October 2021 valuation with the Company filing a third confidential registration statement on Form S-1 on September 24, 2021 and as the public filing of the registration statement on Form S-1 was expected to be within a short timeframe subsequent to the October 2021 Valuation.
In addition, the Preliminary Price Range upon IPO became known on October 21, 2021. For the purpose of our October valuation, the bankers and our independent third-party valuation specialists performing the 409A valuations used the same set of projections. The bankers have been monitoring our testing the waters process over a period of six months. This extensive process has helped them gain perspective from potential investors. Considering this and our growth profile currently as compared to the April 2021 Valuation and the estimated adjusted grant date fair values for the June 15, 2021 grants (see further detail in “October 2021 Grants” below), the bankers used a higher multiple as compared to what our independent third-party valuation specialist used. As such, the Preliminary Price Range upon IPO, was deemed a more reasonable and accurate estimate of our fair value per share in an IPO scenario as of October 11, 2021.
In result, the Company applied an IPO probability of 80% to the midpoint of the Preliminary Price Range to estimate the October 2021 Valuation of the Company’s common stock in addition to including into our estimated fair value a 20% probability in the scenario that the Company remains private, which was included in the independent third-party valuation specialist’s value of the Company’s common stock as of October 11, 2021 in this particular scenario. For the October 2021 Valuation, the Company concluded that the fair value of the Company’s common stock as of October 11, 2021 was $217.57 per share.
The following timeline summarizes the stock-based compensation awards granted during the Review Period, and other factors considered by management in determining the estimated fair value per share for each grant during the Review Period for financial reporting purposes:

1.March 2021 Grants - The determination of fair value for the March 16, 2021 grants was based, in part, on the December 2020 Valuation and the April 2021 Valuation. As the March 2021 awards were granted between the December 2020 Valuation and the April 2021 Valuation, the estimated fair value for financial reporting purposes was $86.04 per share, which is a linear interpolation between the Company’s valuation dates. The linear interpolation was performed monthly at the end of each period, which does not result in a materially different outcome from the Company performing interpolation on a daily basis.
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Expensify, Inc.

October 25, 2021 Page 7
2.June 2021 Grants - As another third-party valuation was not performed at the time of the June 2021 grant date, the Company considered the expected timing for the IPO and adjusted probabilities used in the April 2021 valuation accordingly. Specifically, the Company used the April 2021 value based on a probability of 80% of the IPO scenario because the Company expected a mid-July 2021 IPO date, which was approximately one month away from the June 2021 grants. The Company believed significant progression had been made in the IPO process from the April 2021 Valuation date as the Company had filed a second confidential registration statement on June 14, 2021 along with responses to the Staff’s comments on the first confidential registration statement. Management considered obtaining a third-party valuation for the June 2021 grants, however after reviewing the data available and given that April and May paid user activity was relatively flat, an additional third-party valuation was not deemed necessary. Furthermore, as we bill in arrears, we did not have insight into the accelerated June paid member growth until the following month after the June 15, 2021 grant date. Because of the stagnant paid member growth in April and May, our forecast warranted no material change from the April 2021 Valuation. As such, the Company deemed the use of the April 2021 Valuation to be appropriate with the adjusted IPO probability.
In result, the Company estimated the fair value of the June 15 awards for financial reporting purposes to be $125.70 per share.
3.September 2021 Grants - The Board approved and authorized the award of 867,938 RSUs on September 24, 2021, comprised of 433,969 shares of Class A common stock and 433,969 shares of LT 50 common stock. These awards are contingent and will not be issued until the effectiveness of the registration statement on Form S-1, which is expected to be November 9, 2021. Of this amount, 298,026 RSUs comprising of 149,013 shares of Class A common stock and 149,013 shares of LT 50 common stock awarded to our named executive officers and certain members of management were considered granted under ASC 718 on September 24, 2021, as the Company and these individual employees had a mutual understanding of the key terms and conditions of the award on the Board approval date. The remaining 569,912 RSUs, comprised of 284,956 shares of Class A common stock and 284,956 shares of LT 50 common stock do not yet have a grant date as these awards have not yet been communicated to the employees and therefore there is not a mutual understanding of the key terms and conditions of the awards. In accordance with ASC 718-10-25-5, the awards for these certain employees can be considered unilateral grants as the recipient does not have the ability to negotiate the key terms and conditions of the awards with the Company. However, communication of the key terms and conditions of the awards is not expected to occur until the date immediately prior to the effectiveness of the registration statement on Form S-1, which management considers to not be a relatively short period of time from the approval date as this date is not certain and can extend beyond our current estimated date in November 2021. As these awards have not had a grant date, they have not yet been valued.
For financial reporting purposes, as an updated valuation had not been performed as of September 24, 2021, the Company considered the expected timing for the IPO, which
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Expensify, Inc.

October 25, 2021 Page 8
became estimable subsequent to the public filing of the registration statement on October 15, 2021 and the Preliminary Price Range upon IPO, which became known on October 21, 2021. Specifically, the Company used an IPO probability of 80% applied to the midpoint of the Preliminary Price Range for the October 2021 Valuation.
As the September 2021 awards were granted between the estimated fair values at June 15, 2021 and the October 2021 Valuation, the Company performed a linear interpolation between the Company’s valuation dates. The Company considered it reasonable to interpolate from the June 15 valuation date (as it properly adjusted fair values from the independent third-party performed for the April 2021 Valuation) to the October 2021 Valuation (which considered our Preliminary Price Range upon IPO). For further detail on the key drivers of the change in value between the October 2021 Valuation and the estimated fair values on June 15, 2021, see the “October 2021 Grants” discussion below.
In result, the Company estimated the fair value for financial reporting purposes of the September 24 awards to be $204.33 per share, which is a linear interpolation between the June 15 and October 2021 Valuation dates. The linear interpolation was performed on a daily basis by the Company.
4.October 2021 Grants – As noted in the October 2021 Valuation section above, the Company considered the Preliminary Price Range upon IPO to be an accurate estimate for the IPO scenario.
The Preliminary Price Range upon IPO considered the Company’s accelerated return to pre-COVID levels of revenue growth during fiscal quarter ended June 30, 2021, which continued in the fiscal quarter ended September 30, 2021. This resulted in several drivers that the Company outperformed in comparison to the April 2021 Valuation, which was adjusted at June 15, 2021:
A.Paid members rebounded faster than our anticipated numbers used in the valuation of our June 15 grants. Specifically, June 2021 was a strong month of paid member activity for the Company with subsequent months continuing to grow from June 2021 onward. As noted in our analysis above for the June 2021 grants, the accelerated growth was not known by the Company until after the June 15, 2021 valuation date. The increased growth (and return) of our paid members from our original projections resulted in us updating our forecasts to have paid member growth increase from what it was previously, where we were expecting this level of growth in paid members to come later in the year.
B.Paid members in excess of the minimum number of monthly seats on annual plans, who are billed at a higher rate, have steadily increased as a percentage of total paid members for the Company. This has contributed to a higher average revenue per user (ARPU) since the valuation used for June 15 grants.
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Expensify, Inc.

October 25, 2021 Page 9
The Company also considered the expected timing for the IPO, which became estimable subsequent to the public filing of the registration statement on October 15, 2021, the Preliminary Price Range upon IPO, which became known on October 21, 2021, and the probability of the IPO. Specifically, the Company used an IPO probability of 80% applied to the midpoint of the Preliminary Price Range. An IPO probability of 80% of the midpoint of the Preliminary Price Range was deemed reasonable for the grant date fair value at October 13, 2021 as the probability of the IPO remained the same as our June and September 2021 grants. Management considered this reasonable as the Company had filed its third confidential filing on the day of the September grants, however was still awaiting the Staff’s comments on our third confidential filing on September 24, 2021 before being able to respond to the Staff’s comments and subsequently complete a public filing of our registration statement on Form S-1.
In result, the Company estimated the fair value for financial reporting purposes of the October 13 awards to be $217.57 per share.
Discussion of Preliminary Price Range
The Preliminary Price Range was derived by a quantitative and qualitative analysis that differed from the methodology used by the Company and its independent valuation specialist. Among the factors that were considered in setting the Preliminary Price Range were the following:
•an analysis of the typical valuation ranges seen in recent initial public offerings for comparable companies in the Company’s industry;
•input received from the Company’s “testing the waters meetings”;
•an assumption that there would be a receptive public trading market for technology companies such as the Company;
•an assumption that there would be sufficient demand for the Company’s Class A common stock to support an offering of the size contemplated by the Company;
•the recent market prices of publicly traded common stock of comparable companies; and
•current market conditions as described by the Company’s underwriters.
The Company believes that the primary factors that account for the difference between the fair value of the Company’s common stock determined as of the respective grant dates above and the Preliminary Price Range are:
•the Preliminary Price Range is based only upon a scenario in which the Company completes the IPO, in contrast to the Company’s December 2020 Valuation, April 2021 Valuation, and October 2021 Valuation, which reflect the potential for
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Expensify, Inc.

October 25, 2021 Page 10
alternative future events, which inherently decreases the estimated fair value per share due to the combination of the discounting to present value for each of the future business values at the future event and the application of a discount for lack of marketability;
•the Preliminary Price Range assumes that the IPO has occurred and that a public market for the Company’s Class A common stock has been created, and, therefore, excludes any discount to present value for the IPO and any DLOM;
•input received from the underwriters and further feedback from qualified potential investors after “testing-the-waters” meetings; and
•certain valuations obtained by management utilize a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO, such as the valuations of other recently completed public offerings and recent market conditions;
In addition to above, other factors may have an impact on the fair value of the Company’s common stock, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range determined by the Company and the underwriters.

In light of the Preliminary Price Range and the other factors described in this letter, the Company believes that the fair values determined by the Board for the common stock underlying each equity award are appropriate and demonstrate the diligent efforts of the Board to consider all relevant factors in determining fair value of the Company’s common stock at each grant date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the Practice Guide.
*  *  *
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Expensify, Inc.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Best regards,

/s/ Tad J. Freese

Tad J. Freese
of LATHAM & WATKINS LLP

cc:	(via email)
Ryan Schaffer, Chief Financial Officer, Expensify, Inc.
Alexa M. Berlin, Latham & Watkins LLP
Benjamin A. Potter, Latham & Watkins LLP
Christopher Shoff, Latham & Watkins LLP
Dave Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Denny Won, Cooley LLP
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Expensify, Inc.